Exhibit 99.1

Perion Reports $12.9 Million in GAAP Net Income and $32.4 Million in Adjusted
EBITDA for Full Year 2019

Annual Revenue Grows for the First Time in Three Years

Q4 2019 Highlights:

•	Total Revenues of $78.3 million, increased 9% year-over-year;
•	GAAP Net Income of $5.9 million, increased 20% year-over-year;
•	GAAP Earnings Per Share of $0.22, increased 16% year-over-year;
•	Adjusted EBITDA of $12.2 million, increased 6% year-over-year;
•	Net cash provided from operations was $11.2 million; increased 158% year-over-year;
•	Net cash Increased from $2.7 million to $45.0 million over the last 12 months.

Full-Year 2019 Highlights:

•	Total Revenues of $261.5 million, increased 3% year-over-year;
•	GAAP Net Income of $12.9 million, increased 59% year-over-year;
•	GAAP Earnings Per Share of $0.49, increased 58% year-over-year;
•	Adjusted EBITDA of $32.4 million, increased 10% year-over-year;
•	Net cash provided from operations was $44.7 million; increased 36% year-over-year.

Tel Aviv & New York – February 12, 2020 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising -  announced today its financial results for the fourth quarter and year ended December 31, 2019.

Financial Highlights*

(In millions, except per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2019	2018	%	2019	2018	%
Advertising revenues	$26.4	$37.3	-29%	$87.9	$126.0	-30%
Search and other revenues	$51.8	$34.7	+49%	$173.6	$126.9	+37%
Total Revenues	$78.3	$72.0	+9%	$261.5	$252.8	+3%
GAAP Net Income	$5.9	$4.9	+20%	$12.9	$8.1	+59%
Non-GAAP Net Income	$8.9	$5.8	+53%	$21.6	$17.8	+22%
Adjusted EBITDA	$12.2	$11.5	+6%	$32.4	$29.6	+10%
Net cash provided by operating activities	$11.2	$4.3	+158%	$44.7	$32.8	+36%
GAAP Diluted Earnings Per Share	$0.22	$0.19	+16%	$0.49	$0.31	+58%
Non-GAAP Diluted Earnings Per Share	$0.32	$0.21	+52%	$0.83	$0.65	+28%

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “Perion delivered significantly improved operational results in the fourth quarter and full-year.  The investments we have made to strengthen our leadership team and innovate our technology has better positioned Perion to meet the needs of advertisers in a rapidly evolving market.  Perion’s diversification strategy enable to capture value as advertisers shift budgets across the three main pillars of digital advertising.”

"As a result, our revenues in 2019 grew on annual basis for the first time in three years, and we enter 2020 with strong momentum,” Gerstel added. “The strategic and accretive acquisition of Content IQ, which we closed on January 14, 2020 and subsequent to the end of the year, will boost our efforts to drive sustainable and predictable growth next year.”

“Our success in 2019 was largely driven by our Search business, where the integration of new technology strengthened the value position of our offering, enabling us to drive higher RPMs and attract an increasing number of new customers which drove a record number of monetizable search queries,” Gerstel added. “We have built a deep moat around our Search business and dramatically changed the revenue trajectory through innovation. Working in tandem with Microsoft, we have launched a series of new capabilities that have strengthened our strategic partnership and driven sustainable free cash flow for both companies.  Subsequent to the end of the year, we formally launched Privado, a secured private search engine we co-developed with Microsoft. The launch of Privado strengthens Perion’s partnership with Microsoft Advertising – the division that operates Bing.”

 “Looking forward, we are shifting our full attention to change the revenue trajectory of our Advertising business,” Gerstel continued. “We are innovating to further differentiate our offerings and to align our capabilities with the evolving needs of our customers. Content IQ will play a pivotal role to further diversify our advertising  suite and strengthen the capabilities of our Synchronized Digital Branding solution.”

Financial Comparison for the Fourth Quarter of 2019:

Revenues: Revenues increased by 8.7%, from $72.0 million in the fourth quarter of 2018 to $78.3 million in the fourth quarter of 2019. This increase was primarily a result of a 49.3% increase in Search and other revenues as a result of additional new publishers, higher RPMs and an increased number of searches. Advertising revenues decreased by 29.1% as a result of the transition from selling formats to an integrated solution.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the fourth quarter of 2019 were $41.1 million, or 53% of revenues, as compared to $36.6 million, or 51% of revenues in the fourth quarter of 2018.

Net Income: On a GAAP basis, net income in the fourth quarter of 2019 was $5.9 million, as compared to a net income of $4.9 million in the fourth quarter of 2018.

Non-GAAP Net Income: In the fourth quarter of 2019, non-GAAP net income was $8.9 million, or 11% of revenues, compared to the $5.8 million, or 8% of revenues, in the fourth quarter of 2018. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the fourth quarter of 2019, Adjusted EBITDA was $12.2 million, or 15.6% of revenues, compared to $11.5 million, or 16.0% of revenues, in the fourth quarter of 2018. A reconciliation of GAAP to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of December 31, 2019, cash, cash equivalents and Short-term bank deposits were $61.6 million. Cash provided by operations in the fourth quarter of 2019 was $11.2 million, compared to $4.3 million in the fourth quarter of 2018.

Short-term Debt, Long-term Debt and Convertible Debt: As of December 31, 2019, total debt was $16.7 million, compared to $40.5 million at December 31, 2018.

Financial Comparison for the full year of 2019:

Revenues: Revenues increased by 3.4%, from $252.8 million in 2018 to $261.5 million in 2019. This increase was primarily driven by 36.8% growth in our Search and other revenues due to new publishers, higher RPMs and an increased number of searches, partially offset by advertising decline of 30.3% as we continued to prioritize margins over short-term sales.

Customer Acquisition Costs and Media Buy ("CAC"): CAC in 2019 were $135.9 million, or 52% of revenues, as compared to $128.4 million, or 51% of revenues, in 2018.

Net Income: On a GAAP basis, the full-year net income in 2019 was $12.9 million, as compared to $8.1 million in 2018.

Non-GAAP Net Income: In 2019, non-GAAP net income was $21.6 million, or 8% of revenues, compared to $17.8 million, or 7% of revenues, in 2018.

Adjusted EBITDA: In 2019, Adjusted EBITDA was $32.4 million, or 12.4% of revenues, compared to $29.6 million, or 11.7% of revenues, in 2018.

Cash Flow from Operations: Cash provided by operations in 2019 increased by 36.4%, from $32.8 million in 2018 to $44.7 million in 2019.

Outlook

Management expects to generate Adjusted EBITDA of $38 million to $40 million for full year of 2020, including Content IQ.

Gerstel concluded, “We expect 2020 to be a year of growth as we integrate the Content IQ acquisition and work to drive organic growth efforts. We remain focused on managing our business to maximize earnings and while we expect to increase R&D investments year-over-year, and prudently build out our sales team to support the launch of new products.  We believe these investments are critical to complete and support our transition to a more sustainable and predictable operating model.”

Conference Call:

Perion will host a conference call to discuss the results today, Wednesday, February 12, 2020 at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 8170302
•	Dial-in number from within the United States: 1-800-289-0438
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2423
•	Playback available until February19, 2019 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 8170302 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Advertising	$26,427	$37,251	$87,863	$125,977
Search and other	51,830	34,711	173,587	126,868
Total Revenues	78,257	71,962	261,450	252,845

Costs and Expenses:
Cost of revenues	6,867	6,416	25,520	23,757
Customer acquisition costs and media buy	41,113	36,553	135,891	128,351
Research and development	6,137	4,321	22,585	18,884
Selling and marketing	9,095	10,501	34,736	38,918
General and administrative	4,960	3,398	14,999	16,450
Depreciation and amortization	2,407	2,629	9,711	9,719
Restructuring costs	-	-	-	2,075
Total Costs and Expenses	70,579	63,818	243,442	238,154

Income from Operations	7,678	8,144	18,008	14,691
Financial expense, net	737	753	3,470	3,794
Income before Taxes on income	6,941	7,391	14,538	10,897
Taxes on income	1,054	2,504	1,645	2,776
Net Income	$5,887	$4,887	$12,893	$8,121

Net Earnings per Share
Basic	$0.23	$0.19	$0.50	$0.31
Diluted	$0.22	$0.19	$0.49	$0.31

Weighted average number of shares
Basic	26,115,057	25,850,187	25,965,357	25,850,067
Diluted	27,288,364	25,850,977	26,357,585	25,855,225

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$38,389	$39,109
Restricted cash	1,216	1,694
Short-term bank deposits	23,234	4,000
Accounts receivable, net	49,098	55,557
Prepaid expenses and other current assets	3,170	3,533
Total Current Assets	115,107	103,893

Long-Term Assets:
Property and equipment, net	10,918	15,649
Operating lease right-of-use assets	22,429	-
Goodwill and intangible assets, net	128,444	131,547
Deferred taxes	6,171	4,414
Other assets	708	943
Total Long-Term Assets	168,670	152,553
Total Assets	$283,777	$256,446

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$47,681	$38,208
Accrued expenses and other liabilities	18,414	17,240
Short-term operating lease liability	3,667	-
Short-term loans and current maturities of long-term and Convertible debt	8,333	16,059
Deferred revenues	4,188	3,794
Short-term payment obligation related to acquisitions	1,025	1,813
Total Current Liabilities	83,308	77,114

Long-Term Liabilities:
Long-term debt, net of current maturities	8,333	16,667
Convertible debt, net of current maturities	-	7,726
Long-term operating lease liability	20,363	-
Other long-term liabilities	6,591	6,158
Total Long-Term Liabilities	35,287	30,551
Total Liabilities	118,595	107,665

Shareholders' equity:
Ordinary shares	213	211
Additional paid-in capital	243,211	239,693
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	130	142
Accumulated deficit	(77,370)	(90,263)
Total Shareholders' Equity	165,182	148,781
Total Liabilities and Shareholders' Equity	$283,777	$256,446

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net Income	$5,887	$4,887	$12,893	$8,121
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,407	2,629	9,711	9,719
Stock based compensation expense	692	596	2,293	2,718
Foreign currency translation	23	(9)	(86)	3
Accrued interest, net	(1)	648	(204)	1,005
Deferred taxes, net	(533)	244	(1,756)	335
Accrued severance pay, net	135	(34)	96	(783)
Fair value revaluation - convertible debt	-	(844)	600	(1,585)
Restructuring costs related to impairment of property and equipment	-	-	-	462
Net changes in operating assets and liabilities	2,594	(3,775)	21,194	12,806
Net cash provided by operating activities	$11,204	$4,342	$44,741	$32,801

Cash flows from investing activities:
Purchases of property and equipment	(128)	(629)	(717)	(1,979)
Capitalization of development costs	-	(307)	-	(1,756)
Short-term deposits, net	(6,684)	(4,000)	(19,234)	1,913
Cash paid in connection with acquisitions, net of cash acquired	-	-	(1,200)	-
Net cash used in investing activities	$(6,812)	$(4,936)	$(21,151)	$(1,822)

Cash flows from financing activities:
Exercise of stock options and restricted share units	524	-	1,227	-
Payment made in connection with acquisition	-	(1,666)	(1,813)	(3,333)
Proceeds from long-term loans	-	25,000	-	25,000
Repayment of convertible debt	-	-	(15,850)	(8,167)
Repayment of long-term loans	(2,083)	(24,036)	(8,332)	(36,509)
Net cash used in financing activities	$(1,559)	$(702)	$(24,768)	$(23,009)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	77	34	(20)	78
Net increase (decrease) in cash and cash equivalents and restricted cash	2,910	(1,262)	(1,198)	8,048
Cash and cash equivalents and restricted cash at beginning of period	36,695	42,065	40,803	32,755
Cash and cash equivalents and restricted cash at end of period	$39,605	$40,803	$39,605	$40,803

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

GAAP Net Income	$5,887	$4,887	$12,893	$8,121
Share based compensation	692	596	2,293	2,718
Amortization of acquired intangible assets	1,023	1,186	4,256	4,777
Non-recurring fees (Expenses related to M&A activity)	1,438	125	2,381	351
Restructuring costs	-	-	-	2,075
Fair value revaluation of convertible debt and related derivative	-	(307)	89	756
Foreign exchange losses associated with ASC-842	45	-	699	-
Taxes on the above items	(231)	(684)	(979)	(997)
Non-GAAP Net Income	$8,854	$5,803	$21,632	$17,801

Non-GAAP Net Income	$8,854	$5,803	$21,632	$17,801
Taxes on income	1,285	3,188	2,624	3,773
Financial expense, net	692	1,060	2,682	3,038
Depreciation	1,384	1,443	5,455	4,942
Adjusted EBITDA	$12,215	$11,494	$32,393	$29,554

Non-GAAP diluted earnings per share	$0.32	$0.21	$0.83	$0.65

Shares used in computing non-GAAP diluted earnings per share	27,473,695	26,437,584	26,690,743	26,506,072